Exhibit 77Q.2

Based solely on the Fund’s review of the copies of Section 16(a) forms received, the amendments thereto, and certain written representations related thereto, the Fund believes that Messrs. Korman and McFarland did not timely file five (5) and two (2) Form 4s, respectively, in each case due to administrative errors.